SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2012 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,627,885		0.1190	0.0522
Shares	Common			758,647		0.0433	0.0243
Shares	Preferred			3,772,235		0.2757	0.1209

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According Minute	Subscription	26	161	51.56	8,301.16
Shares	Common	According Minute	Subscription	26	168	51.56	8,662.08
Shares	Common	According Minute	Subscription	26	72	51.56	3,712.32
Shares	Common	According Minute	Subscription	26	350	51.56	18,046.00
Shares	Common	According Minute	Subscription	26	461	51.56	23,769.16
Shares	Common	According Minute	Subscription	26	471	51.56	24,284.76
			Total Buy		1,683		86,775.48
Shares	Preferred	According Minute	Subscription	26	862	63.82	55,012.84
Shares	Preferred	According Minute	Subscription	26	1,714	63.82	109,387.48
Shares	Preferred	According Minute	Subscription	26	143	63.82	9,126.26
Shares	Preferred	According Minute	Subscription	26	452	63.82	28,846.64
Shares	Preferred	According Minute	Subscription	26	1,211	63.82	77,286.02
Shares	Preferred	According Minute	Subscription	26	2,116	63.82	135,043.12
Shares	Preferred	According Minute	Subscription	26	1,755	63.82	112,004.10
			Total Buy		8,253		526,706.46

Shares	Preferred	Ágora Corretora	Sell	03	16,800	77.50	1,302,000.00
			Total Sell		16,800		1,302,000.00

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			35,505		0.0020	0.0011
ADR (*)	Preferred			1,627,885		0.1187	0.0521
Shares	Common			760,330		0.0433	0.0243
Shares	Preferred			3,763,688		0.2745	0.1204

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In  July, 2012 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			1,596,445,335		91.1663	51.1819
Shares	Preferred			637,063,005		46.5680	20.4242
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			1,329		1.0649	0.6435

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According Minute	Subscription	26	742,524	51.56	38,284,537.44
Shares	Common	According Minute	Subscription	26	2,839,079	51.56	146,382,913.24
Shares	Common	According Minute	Subscription	26	379,242	51.56	19,553,717.52
Shares	Common	According Minute	Subscription	26	64	51.56	3,299.84
Shares	Common	According Minute	Subscription	26	1,968	51.56	101,470.08
Shares	Common	According Minute	Subscription	26	1	51.56	51.56
			Total Buy		3,962,878		204,325,989.68
Shares	Preferred	According Minute	Subscription	26	1,352,333	63.82	86,305,892.06
Shares	Preferred	According Minute	Subscription	26	261,549	63.82	16,692,057.18
Shares	Preferred	According Minute	Subscription	26	473	63.82	30,186.86
Shares	Preferred	According Minute	Subscription	26	8,713	63.82	556,063.66
Shares	Preferred	According Minute	Subscription	26	7	63.82	446.74
			Total Buy		1,623,075		103,584,646.50

Simple Debentures	Book entry - non-share convertible – 2nd tranche	BTG Pactual	Maturity and Redemption	01	1,329	10,000.00	13,290,000.00
			Total Sell		1,329		13,290,000.00

Saldo Final

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			1,600,408,213		91.1706	51.1843
Shares	Preferred			638,686,080		46.5734	20.4265
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures			0		0.0000	0.0000

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

In July, 2012 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer